August 9, 2024

Brent Guerisoli
Chief Executive Officer and Director
The Pennant Group, Inc.
1675 East Riverside Drive, Suite 150
Eagle, ID 83616

        Re: The Pennant Group, Inc.
            Definitive Proxy Statement on Schedule 14A
            Filed April 11, 2024
            File No. 001-38900
Dear Brent Guerisoli:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 27

1. We note that you have included a figure that deducts income attributable to non-
       controlling interests in column (h) of your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. In future filings, please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and
       Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional
       disclosure is    clearly identified as supplemental, not misleading, and
not presented with
       greater prominence than the required disclosure.    See Pay Versus
Performance, Release
       No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at
Section II.F.3.
2. In footnote 3, you indicate that the peer group used for your pay versus performance disclosures is the same as that used for the stock performance graph in your annual report
 August 9, 2024
Page 2

       on Form 10-K. You also indicate that The Ensign Group, from which The Pennant Group,
       Inc. separated in 2019, is    one of the key contributors to the peer
group TSR,    but The
       Ensign Group is not listed in your annual report on Form 10-K as one of the companies in the peer group used for the stock performance graph. Please advise. In addition, we note that the peer group is not a published industry or line-of-business index. In future filings, if the peer group is not a published industry or line-of-business index, please list all of the companies that comprise the peer group. Refer to Item 402(v)(2)(iv) of Regulation S-K.
3. Refer to the reconciliation table in footnote 2 to your pay versus performance table. It is
       unclear what amounts are reflected in the row titled    Year over Year
Change in Fair
       Value of Equity Awards Granted in Prior Year that Vested in the Year. Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting
       date, not the    year over year    change in value. Please ensure that
your table headings
       reflect the amounts used to calculate compensation actually paid. Refer to Item
       402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson at 202-551-3584 or Amanda Ravitz at 202-551-3412 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Disclosure Review
Program